As filed with the Securities and Exchange Commission on May 10, 2002.


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           TEMPLETON DRAGON FUND, INC.
                     --------------------------------------
                       (Name of Subject Company (Issuer))


                           TEMPLETON DRAGON FUND, INC.
                     --------------------------------------
                        (Name of Filing Person (offeror))


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                ------------------------------------------------
                         (Title of Class of Securities)


                                    88018T101
                    -----------------------------------------
                      (CUSIP Number of Class of Securities)


                             Barbara J. Green, Esq.
                           Templeton Dragon Fund, Inc.
                            Broward Financial Centre
                        500 E. Broward Blvd., Suite 2100
                          Ft. Lauderdale, FL 33394-3091
                               Tel: (954) 527-7500
                               Fax: (954) 847-2288
       -------------------------------------------------------------------
      (Name, Address and Telephone Numbers of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


                                   With copies to:

John F. Della Grotta, Esq.                Bruce G. Leto, Esq.
Paul, Hastings, Janofsky & Walker LLP     Stradley, Ronon, Stevens & Young, LLP
695 Town Center Drive                     2600 One Commerce Square
Costa Mesa, California 92626-1924         Philadelphia, PA 19103-7098
Tel: (714) 668-6200                       Tel: (215) 564-8000
Fax: (714) 979-1921                       Fax: (215) 564-8120


                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
          Transaction Valuation*                  Amount of Filing Fee
-------------------------------------------------------------------------------
 * Set forth the amount on which the filing fee is calculated and state how it was determined.

[_]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [_]   third-party tender offer subject to Rule 14d-1

      [_]   going-private transaction subject to Rule 13e-3

      [X]   issuer tender offer subject to Rule 13e-4

      [_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]








                                                 TEMPLETON DRAGON FUND, INC.

                                                 Broward Financial Centre
                                                 500 E. Broward Blvd./Suite 2100
                                                 Ft. Lauderdale, FL 33394-3091
FRANKLIN(R)TEMPLETON(R)INVESTMENTS               Tel 954-527-7500
-------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE:

For  more  information,   please  contact  Franklin  Templeton   Investments  at
1-800-342-5236. Members of the media should contact Franklin Templeton Corporate Communications at 650-312-3395.

                              TEMPLETON DRAGON FUND, INC. ("TDF") ANNOUNCES FURTHER INFORMATION RELATING TO TENDER OFFERS

Ft. Lauderdale, Florida, May 10, 2002. TEMPLETON DRAGON FUND, INC. (NYSE: TDF) (the "Fund"), a closed-end investment company, today announced that the Fund's Board of Directors has approved the terms of a previously announced tender offer ("First Tender Offer") and approved modifications to a previously announced second tender offer ("Second Tender Offer").

The Board has authorized the Fund to conduct the First Tender Offer for up to 10% of the outstanding shares of common stock of the Fund at a price equal to 90% of the Fund's net asset value per share ("NAV") on the last day of the tender offer period. The First Tender Offer will commence during the period between June 3, 2002 and June 14, 2002, subject to all necessary regulatory approvals, the exact commencement date during such period to be specified at a later date, and will terminate on the twentieth business day after commencement, unless extended by the Board of Directors of the Fund. If more than 10% of the Fund's shares are tendered, shares will be purchased by the Fund on a pro rata basis. In connection with the tender offers, the Board of Directors has discontinued the Fund's open-market share repurchase program.

The Board believes that the commencement of the First Tender Offer is consistent with a previous announcement made on June 22, 2001. At that time, the Board established a nine-month measurement period (commencing August 1, 2001 and ending April 30, 2002) (the "Measurement Period") for evaluating the discount of the market value of the Fund's shares from their NAV. According to the June 22, 2001 announcement, if the Fund's shares traded at an average discount from NAV of 10% or more during the last 90 days of the Measurement Period, based on the closing price of every trading day during those 90 days, the Board would take one of three actions, which included the commencement of a tender offer for a portion of the Fund's outstanding shares. Based upon this methodology, the average discount during the last 90 days of the Measurement Period exceeded 10%.

The Fund's Board of Directors believes that conducting the First Tender Offer at 90% of NAV will accommodate the interests of both shareholders who desire to have an additional opportunity to dispose of their shares and shareholders who continue to desire exposure to investments in "China companies," "Japan companies" and "Asia-Pacific companies" and remain shareholders of the Fund. A tender offer at 90% of NAV also may benefit remaining shareholders. On May 9, 2002, the Fund's NAV per share was $10.49, and the Fund's shares closed at $8.94 per share, representing a discount of -14.78%.

The Fund's Board also announced that the Second Tender Offer will be for a minimum of 10% of the Fund's outstanding shares (rather than a maximum of 10% as previously discussed and proposed) and will be made at no less than 90% of NAV. The Board of Directors has not set a commencement date for the Second Tender Offer; however, it anticipates that it will commence after the termination of the First Tender Offer and prior to April 30, 2003.

The First Tender Offer and the Second Tender Offer will be made, and the holders of shares of the Fund will be notified, in accordance with the requirements of the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and all other applicable laws and regulations. The offering documents will contain such information as is prescribed by such laws and the rules and regulations thereunder.

The  First  Tender  Offer  and  the  Second  Tender  Offer   described  in  this
announcement have not yet commenced. This announcement is not an offer to purchase or a solicitation of an offer to sell shares of the Fund. The First Tender Offer and the Second Tender Offer will be made only by the respective Offers to Purchase for Cash and the related Letters of Transmittal. As soon as the First Tender Offer or the Second Tender Offer commences, the Fund will file a tender offer statement with the U.S. Securities and Exchange Commission
("SEC"). Holders of Fund shares should read these documents when they are available because they contain important information. Documents filed with the SEC will be available to investors for free at the website of the SEC (www.sec.gov) and from the Fund (by calling 1-800-342-5236).

The Fund's investment adviser is Templeton Asset Management Ltd., an indirect wholly owned subsidiary of Franklin Resources, Inc. (NYSE: BEN), a global investment organization operating as Franklin Templeton Investments. Franklin
Templeton Investments provides global and domestic investment management services through its Franklin, Templeton, Mutual Series and Fiduciary Trust subsidiaries. The San Mateo, CA-based company has over 50 years of investment experience and more than $275 billion in assets under management as of April 30, 2002. For more information, please call 1-800-DIAL BEN(R) (1-800-342-5236).